                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No.1)*


                             MACDERMID, INCORPORATED
           ----------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   554273 10 2
           ----------------------------------------------------------
                                 (CUSIP Number)

                              Joshua N. Korff, Esq.
                                KIRKLAND & ELLIS
                              153 East 53rd Street
                               New York, NY 10022
                                 (211) 446-4800
          ------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                               February 25, 2002
          ------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.


            NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 19 Pages)

-----------------------

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 554273 10 2                 13D                    Page 2 of 19 Pages
-------------------------------------------------------------------------------
     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CITICORP VENTURE CAPITAL LTD.
        13-2598089
-------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
-------------------------------------------------------------------------------
     3  SEC USE ONLY

-------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

        Not applicable.

-------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                    / /

-------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        NEW YORK
-------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       3,411,796**
                    -----------------------------------------------------------
  NUMBER OF         8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY          None
   OWNED BY         -----------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH           3,411,796**
                    -----------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

                       None
-------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                3,411,796**

--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                / /
-------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      10.6%

-------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

        CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 3,411,796 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC").

CUSIP No. 554273 10 2                 13D                    Page 3 of 19 Pages
-------------------------------------------------------------------------------
     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CITIBANK, N.A.
        13-52266470
-------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
-------------------------------------------------------------------------------
     3  SEC USE ONLY

-------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

        Not applicable.

-------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                    / /

-------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       None
                    -----------------------------------------------------------
  NUMBER OF         8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY          3,411,796**
   OWNED BY         -----------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH           None
                    -----------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

                       3,411,796**
-------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 3,411,796**

--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /
-------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      10.6%

-------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

        BK
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents 3,411,796 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC").

CUSIP No. 554273 10 2                 13D                    Page 4 of 19 Pages
-------------------------------------------------------------------------------
     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CITICORP
        06-1515595
-------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
-------------------------------------------------------------------------------
     3  SEC USE ONLY

-------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

        Not applicable.

-------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                    / /

-------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       None
                    -----------------------------------------------------------
  NUMBER OF         8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY          4,413,089**
   OWNED BY         -----------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH           None
                    -----------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

                       4,413,089**
-------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 4,413,089**

--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /
-------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      13.7%

-------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

        HC
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 3,411,796 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC"), and (ii) 1,001,293 shares held by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, to which CVC disclaims beneficial ownership.

CUSIP No. 554273 10 2                 13D                    Page 5 of 19 Pages
-------------------------------------------------------------------------------
     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CITIGROUP HOLDINGS COMPANY
        06-1551348
-------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
-------------------------------------------------------------------------------
     3  SEC USE ONLY

-------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

        Not applicable.

-------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                    / /

-------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       None
                    -----------------------------------------------------------
  NUMBER OF         8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY          4,413,089**
   OWNED BY         -----------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH           None
                    -----------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

                       4,413,089**
-------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 4,413,089**

--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /
-------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      13.7%

-------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

        HC
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


** Represents (i) 3,411,796 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC"), and (ii) 1,001,293 shares held by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, a wholly-owned subsidiary of Citigroup Holdings Company, to which CVC disclaims beneficial ownership.

CUSIP No. 554273 10 2                 13D                    Page 6 of 19 Pages
-------------------------------------------------------------------------------
     1  NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        CITIGROUP INC.
        52-1568099
-------------------------------------------------------------------------------
     2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) /X/
                                                                     (b) / /
-------------------------------------------------------------------------------
     3  SEC USE ONLY

-------------------------------------------------------------------------------
     4  SOURCE OF FUNDS*

        Not applicable.

-------------------------------------------------------------------------------
     5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                    / /

-------------------------------------------------------------------------------
     6  CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-------------------------------------------------------------------------------
                    7  SOLE VOTING POWER

                       None
                    -----------------------------------------------------------
  NUMBER OF         8  SHARED VOTING POWER
    SHARES
 BENEFICIALLY          4,446,461**
   OWNED BY         -----------------------------------------------------------
     EACH           9  SOLE DISPOSITIVE POWER
  REPORTING
 PERSON WITH           None
                    -----------------------------------------------------------
                    10 SHARED DISPOSITIVE POWER

                       4,446,461**
-------------------------------------------------------------------------------
    11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                 4,446,461**

--------------------------------------------------------------------------------
    12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                 / /
-------------------------------------------------------------------------------
    13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)      13.8%

-------------------------------------------------------------------------------
    14  TYPE OF REPORTING PERSON*

        HC
================================================================================


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

** Represents (i) 3,411,796 shares directly beneficially owned by Citicorp Venture Capital Ltd. ("CVC"), (ii) 1,001,293 shares held by a limited partnership whose general partner is a wholly-owned subsidiary of Citicorp, a wholly-owned subsidiary of Citigroup Holdings Company, a wholly-owned subsidiary of Citigroup, Inc., to which CVC disclaims beneficial ownership, and (iii) 33,372 shares that may be deemed to be beneficially owned by other subsidiaries of Citigroup Inc., to which CVC disclaims beneficial ownership.

Item 1. Securities and Issuer.
-----------------------------

This Amendment No. 1 ("Amendment") amends the Schedule 13D dated December 29, 1999 relating to the common stock, no par value, (the "Common Stock") of MacDermid, Incorporated, a Connecticut corporation (the "Issuer"). This Amendment is being filed with the Securities and Exchange Commission pursuant to Rule 13d-2(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 2.   Identity and Background.
---------------------------------

This Statement is being filed by (i) CVC, (ii) Citibank, N.A. ("Citibank"),
(iii) Citicorp, (iv) Citigroup Holdings Company ("Citigroup Holdings"), and (v) Citigroup Inc. ("Citigroup"), (collectively, the "Reporting Persons", and each a "Reporting Person").

Attached as Schedules A through E is information concerning each executive officer and director of CVC, Citibank, Citicorp, Citigroup Holdings, and Citigroup. Schedules A through E are incorporated into and made a part of this Amendment.

(a) - (c) CVC is a New York corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. CVC is principally engaged in the business of venture capital investment.

Citibank is a national banking association and is the sole stockholder of CVC. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citicorp is principally engaged, through its subsidiaries, in the general financial services business.

Citigroup Holdings is a Delaware corporation and is the sole stockholder of Citicorp. The address of its principal business office is One Rodney Square, Wilmington, Delaware 19899. Citigroup Holdings is principally engaged, through its subsidiaries, in the general financial services business.

Citigroup is a Delaware corporation and is the sole stockholder of Citigroup Holdings. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citigroup is a diversified holding company providing, through its subsidiaries, a broad range of financial services to consumer and corporate customers worldwide.

(d) - (f) During the last five years, none of the Reporting Persons or, to the best of the knowledge of the Reporting Persons, any of the persons listed on Schedules A through E hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Each of the individuals identified pursuant to paragraphs
(a) through (c), on Schedule A through E hereto, is a citizen of the United States, unless otherwise indicated.

A joint filing agreement of the Reporting Persons is attached hereto as Exhibit
1.

Item 3.   Source and Amount of Funds or Other Consideration.
-----------------------------------------------------------

Not applicable.

Item 4.   Purpose of Transaction.
--------------------------------

(a),(b) From February 7, 2002 to February 25, 2002, CVC disposed of 382,300 shares of Common Stock in open market transactions in the ordinary course of business under Rule 144, as promulgated under the Securities Act of 1933, as amended. Such dispositions of Common Stock were carried out pursuant to a filing on Form 144 for the sale of 387,255 shares of Common Stock. This Amendment is being filed because the dispositions of the Issuer's Common Stock may be deemed to be material under Exchange Act Rule 13d-2(a).

(c)    Not applicable.


                              (Page 7 of 19 Pages)

(d)   Not applicable.

(e) - (j)    Not applicable.

Item 5. Interest in Securities of the Issuer:
--------------------------------------------

(a), (b) CVC directly beneficially owns 3,411,796 shares of Common Stock. The aggregate number of shares held by CVC represents approximately 10.6% of the outstanding shares of Common Stock. CVC has the sole power to vote and the sole power to dispose of the entire number of beneficially owned shares.

Citibank, exclusively through its holding company structure, indirectly beneficially owns 3,411,796 shares of Common Stock. The aggregate number of shares held through the holding company structure by Citibank represents approximately 10.6% of the outstanding shares of Common Stock. Citibank has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC.

Citicorp, exclusively through its holding company structure, indirectly beneficially owns 4,413,089 shares of Common Stock. 1,001,293 shares of Common Stock are held by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, to which CVC disclaims beneficial ownership. Citicorp may be deemed to be a beneficial owner of the shares held by the limited partnership. The aggregate number of shares held through the holding company structure by Citicorp represents approximately 13.7% of the outstanding shares of Common Stock. Citicorp has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC and the limited partnership, respectively.

Citigroup Holdings, exclusively through its holding company structure, indirectly beneficially owns 4,413,089 shares of Common Stock. 1,001,293 shares of Common Stock are held by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, a wholly-owned subsidiary of Citigroup Holdings, to which CVC disclaims beneficial ownership. Citigroup Holdings may be deemed to be a beneficial owner of the shares held by the limited partnership because Citicorp is a wholly-owned subsidiary of Citigroup Holdings. The aggregate number of shares held through the holding company structure by Citigroup Holdings represents approximately 13.7% of the outstanding shares of Common Stock. Citigroup Holdings has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC and the limited partnership, respectively.

Citigroup, exclusively through its holding company structure, indirectly beneficially owns 4,446,461 shares of Common Stock. 1,001,293 shares of Common Stock are held by a limited partnership, whose general partner is a wholly-owned subsidiary of Citicorp, a wholly-owned subsidiary of Citigroup Holdings, a wholly-owned subsidiary of Citigroup, to which CVC disclaims beneficial ownership. Other subsidiaries of Citigroup directly hold 33,372 shares of Common Stock. Citigroup may be deemed to be a beneficial owner of the shares held by the limited partnership and through its direct and indirect subsidiaries. The aggregate number of shares held through Citigroup's holding company structure represents approximately 13.8% of the outstanding shares of Common Stock. Citigroup has shared power to vote and shared power to dispose of the entire number of shares directly beneficially owned by CVC, the limited partnership, and other subsidiaries of Citigroup, respectively.

Except as stated above, none of the Reporting Persons beneficially owns any of the shares of capital stock of the Issuer.

(c) From February 7, 2002 to February 25, 2002, CVC disposed of 382,300 shares of Common Stock in open market transactions in the ordinary course of business under Rule 144, as promulgated under the Securities Act of 1933, as amended. Such dispositions of Common Stock were carried out pursuant to a filing on Form 144 for the sale of 387,255 shares of Common Stock. The dates, share amounts, and prices for such dispositions are as follows:

      Date           Shares Sold       Price
      ----           -----------       -----
      2/7/02         33,300            $19.00
      2/8/02         15,000            $19.50
      2/11/02        20,000            $19.30
      2/12/02        30,000            $19.28
      2/13/02       100,000            $19.70
      2/14/02        39,000            $21.00
      2/15/02        50,000            $21.01
      2/19/02        20,000            $20.72
      2/20/02        34,000            $20.41
      2/21/02        14,000            $20.18
      2/22/02        10,000            $20.07
      2/25/02        17,000            $20.46

(d),(e) Not applicable

Item 6. Contracts, Arrangements, Understandings, or Relationships With Respect to Securities of the Issuer.
-------------------------------------------------------------------------------

The information set forth in Item 4 above is incorporated herein by reference.

Except as set forth herein or in the Schedules or Exhibits hereto, to the best of the knowledge of the Reporting Persons, none of the persons listed on Schedules A through E has any other contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls,

                              (Page 8 of 19 Pages)
guarantees or profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------


1. Joint Filing Agreement, dated as of March 4, 2002 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.












                              (Page 9 of 19 Pages)

                                    SIGNATURE




            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 4, 2002
                                 CITICORP VENTURE CAPITAL LTD.

                                 By:  /s/ Anthony P. Mirra
                                    -----------------------------------
                                    Name:  Anthony P. Mirra
                                    Title: Vice President & Assistant Secretary


                                 CITIBANK, N.A.

                                 By:  /s/ Joseph B. Wollard
                                    -----------------------------------
                                    Name:  Joseph B. Wollard
                                    Title: Assistant Secretary


                                 CITICORP

                                 By: /s/ Joseph B. Wollard
                                    -----------------------------------
                                    Name:  Joseph B. Wollard
                                    Title: Assistant Secretary


                                 CITIGROUP HOLDINGS COMPANY

                                 By: /s/ Joseph B. Wollard
                                    -----------------------------------
                                    Name:  Joseph B. Wollard
                                    Title: Assistant Secretary


                                 CITIGROUP, INC.

                                 By: /s/ Joseph B. Wollard
                                    -----------------------------------
                                    Name:  Joseph B. Wollard
                                    Title: Assistant Secretary


                               (Page 10 of 19 Pages)

                                   SCHEDULE A


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                          CITICORP VENTURE CAPITAL LTD.



Name, Position, Citizenship (United       Title
States, unless otherwise indicated)
William T. Comfort                        Director and Senior Vice President
Director

Ann M. Goodbody                           Director
Director

David F. Thomas                           Director and Vice President
Executive Officer

Michael T. Bradley                        Vice President
Executive Officer

Lauren M. Connelly                        Vice President and Secretary
Executive Officer

Charles E. Corpening                      Vice President
Executive Officer

Michael A. Delaney                        Vice President and Managing Director
Executive Officer

Michael S. Gollner                        Vice President
Executive Officer

Ian D. Highet                             Vice President
Executive Officer

David Y. Howe                             Vice President
Executive Officer

Darryl A. Johnson                         Assistant Vice President
Executive Officer

Byron L. Knief                            Vice President
Executive Officer

Richard E. Mayberry                       Vice President
Executive Officer

Thomas F. McWilliams                      Vice President
Executive Officer

Anthony P. Mirra                          Vice President & Assistant Secretary
Executive Officer

Paul C. Schorr                            Vice President and Managing Director
Executive Officer


                             (Page 11 of 19 Pages)

Name, Position, Citizenship (United       Title
States, unless otherwise indicated)
Joseph M. Silvestri                       Vice President
Executive Officer

James A. Urry                             Vice President
Executive Officer

John D. Weber                             Vice President
Executive Officer


                             (Page 12 of 19 Pages)

                                   SCHEDULE B


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIBANK, N.A.


Name, Position, Citizenship (United     Title
States, unless otherwise indicated)
Victor J. Menezes                       Chairman
Director


Alan S. MacDonald                       Vice Chairman
Director

William R. Rhodes                       Vice Chairman
Director


H. Onno Ruding                          Vice Chairman
Director
Netherlands

Robert B. Willumstad                    Vice Chairman
Director and Executive Officer

Marjorie Magner                         Chief Administrative Officer, Global
Executive Officer                       Consumer Group

Deryck C. Maughan                       Head of Mergers and Acquisitions
Executive Officer

Douglas L. Peterson                     Chief Auditor
Executive Officer

Joseph T. Petro                         Security Officer
Executive Officer

Charles O. Prince, III                  Secretary
Executive Officer

Petros K. Sabatacakis                   Senior Risk Officer
Executive Officer

Michael E. Schlein                      Senior Human Resources Officer
Executive Officer

Todd S. Thompson                        Chief Financial Officer
Executive Officer

Guy R. Whittaker                        Treasurer
Executive Officer


                             (Page 13 of 19 Pages)

                                   SCHEDULE C


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                    CITICORP


Name, Position, Citizenship (United     Title
States, unless otherwise indicated)
Alan S. MacDonald                       Vice Chairman
Director

Marjorie Magner                         Chief Administrative Officer, Global
Director and Executive Officer          Consumer Group


Victor J. Menezes                       Chairman
Director

William R. Rhodes                       Vice Chairman
Director


H. Onno Ruding                          Vice Chairman
Director
Netherlands


Petros K. Sabatacakis                   Senior Risk Officer
Director and Executive Officer

Robert B. Willumstad                    Vice Chairman
Director


Deryck C. Maughan                       Head of Mergers and Acquisitions
Executive Officer
United Kingdom

Douglas L. Peterson                     Chief Auditor
Executive Officer

Charles O. Prince, III                  Secretary
Executive Officer

Michael K. Schlein                      Senior Human Resources Officer
Executive Officer


                             (Page 14 of 19 Pages)

Name, Position, Citizenship (United
States, unless otherwise
indicated)                              Title
Todd S. Thomson                         Chief Financial Officer
Executive Officer

Guy R. Whittaker                        Treasurer
Executive Officer


                             (Page 15 of 19 Pages)

                                   SCHEDULE D


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                           CITIGROUP HOLDINGS COMPANY


Name, Position, Citizenship (United     Title
States, unless otherwise indicated)
Victor J. Menezes                       Director
Director


William R. Rhodes                       Director
Director


H. Onno Ruding                          Director
Director and Vice Chairman
Netherlands


Sanford I. Weill                        Chairman
Director


Irwin Ettinger                          Chief Tax Officer and Chief
Executive Officer                       Accounting Officer

William P. Hannon                       Controller
Executive Officer

Douglas L. Peterson                     Chief Auditor
Executive Officer

Charles O. Prince, III                  Secretary
Executive Officer

Firoz B. Tarapore                       Deputy Treasurer
Executive Officer

Todd S. Thompson                        Chief Financial Officer
Executive Officer

Guy R. Whittaker                        Treasurer
Executive Officer

Alan L. Ingber                          Vice President
Executive Officer

Nick Lyall                              Vice President
Executive Officer

Stephanie B. Mudick                     Vice President and Assistant Secretary/
Executive Officer                       Secretary Pro-Tem

Grace B. Vogel                          Deputy Controller
Executive Officer

Gail S. Wilson                          Assistant Secretary/Secretary Pro-Tem
Executive Officer


                             (Page 16 of 19 Pages)

                                   SCHEDULE E


                       EXECUTIVE OFFICERS AND DIRECTORS OF
                                 CITIGROUP INC.


Name, Position, Citizenship (United     Title
States, unless otherwise indicated)
C. Michael Armstrong                    Chairman & Chief Executive Officer
Director                                AT&T Corporation


Alain J. P. Belda                       President & Chief Executive Officer
Director                                Alcoa Inc.
Brazil

Kenneth J. Bialkin                      Partner
Director                                Skadden, Arps, Slate, Meagher & Flom LLP

Kenneth T. Derr                         Chairman & Chief Executive Officer
Director                                Chevron Corporation

John M. Deutch                          Institute Professor
Director                                Massachusetts Institute of Technology

The Honorable Gerald R. Ford            Former President of the United States
Honorary Director

Alfredo Harp                            Citigroup Inc.
Director
Mexico

Roberto Hernandez                       Citigroup Inc.
Director
Mexico

Ann Dibble Jordan                       Consultant
Director

Robert I. Lipp                          Chairman & CEO
Director and Executive Officer          Travelers Property Casualty Corp.


Reuben Mark                             Chairman and Chief Executive Officer
Director                                Colgate-Palmolive Company


Michael T. Masin                        Vice Chairman and President -
Director                                International GTE Corporation


Dudley C. Mecum                         Managing Director
Director                                Capricorn Management


Richard D. Parsons                      President
Director                                Time Warner Inc.


Andrall E. Pearson                      Chairman & Chief Executive Officer
Director                                TRICON Global Restaurants, Inc.


Robert E. Rubin                         Member of the Office of the Chairman
Director and                            Citigroup Inc.
Executive Officer

Franklin A. Thomas                      Former President
Director                                The Ford Foundation


                             (Page 17 of 19 Pages)

Name, Position, Citizenship (United     Title
States, unless otherwise indicated)
Sanford I. Weill                        Chairman and Co-Chief Executive Officer
Director and                            Citigroup Inc.
Executive Officer

Arthur Zankel                           General Partner
Director                                First Manhattan Co.

Winfred F. W. Bischoff                  Citigroup Inc.
Executive Officer
United Kingdom and Germany

Michael A. Carpenter                    Co-Chief Executive Officer
Executive Officer                       Global Corporate and Investment Bank
                                        Citigroup Inc.

Thomas Wade Jones                       Co-Chairman & CEO
Executive Officer                       SSB Asset Management Group


Deryck C. Maughan                       Vice Chairman
Executive Officer                       Citigroup Inc.
United Kingdom

Victor J. Menezes                       Co-Chief Executive Officer
Executive Officer                       Global Corporate and Investment Bank
                                        Citigroup Inc.

Charles O. Prince, III                  Co-General Counsel/Corporate Secretary
Executive Officer                       Citigroup Inc.


William R. Rhodes                       Vice Chairman
Executive Officer                       Citigroup Inc.


Todd S. Thomson                         Senior Vice President
Executive Officer                       Citigroup Inc.

Robert B. Willumstad                    Chairman
Executive Officer                       CitiFinancial Credit Company


                             (Page 18 of 19 Pages)

EXHIBIT INDEX


1. Joint Filing Agreement, dated as of March 4, 2002 by and among CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup.


                             (Page 19 of 19 Pages)